EXHIBIT 12.1

United Therapeutics Corporation
Ratio of Earnings to Fixed Charges
(Unaudited)

	Six Months Ended June 30,	Years Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands, except ratio)
Earnings from continuing operations before fixed charges	$25,733	$19,859	$28,928	$42,893	$13,209
Fixed charges:
Interest expense, net of capitalized interest	$—	$2,175	$482	$29	$3
Capitalized interest	1,419	689	—	—	—
Portion of rentals representative of interest factor	617	1,885	1,172	—	—
Total fixed charges	2,036	4,749	1,654	29	3
Ratio of earnings to fixed charges	12.64	4.18	17.49	1,479.07	4,403.00
Excess fixed charges over earnings	$—	$—	$—	$—	—

NOTE:  The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and related Notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations in United Therapeutics Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007, and the Quarterly Report on Form 10-Q for the six months ended June 30, 2008.